Response to Item 77C


Special Meeting of Shareholders of Eaton Vance
Pennsylvania Limited Maturity Municipal Income Fund
(the "Fund")

The Fund held a Special Meeting of Shareholders on May 9,
2014 to approve an Agreement and Plan of Reorganization (the "Plan") to convert shares of the Fund into corresponding shares of Eaton Vance National Limited Maturity Municipal Income
Fund (the "National Fund"). The Plan provides for the transfer of all of the assets and liabilities of the Fund to the National Fund in exchange for corresponding shares of the National
Fund. The following action was taken by the shareholders:

				          	     Number of Shares
			       For		  Against
		 Abstain__
			2,405,344		215,969
	 	166,729